Filed by Wright Medical Group, Inc.

pursuant to Rule 425

Under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Wright Medical Group, Inc.

Commission File No. 001-35823

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

WMGI - Wright Medical Group, Inc. at Piper Jaffray Healthcare Conference

EVENT DATE/TIME: DECEMBER 02, 2014 / 04:00PM GMT

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DECEMBER 02, 2014 / 04:00PM GMT, WMGI - Wright Medical Group, Inc. at Piper Jaffray Healthcare Conference

CORPORATE PARTICIPANTS

Bob Palmisano Wright Medical Group, Inc. - President & CEO

Julie Tracy Wright Medical Group, Inc. - SVP & Chief Communications Officer

CONFERENCE CALL PARTICIPANTS

Tom Gunderson Piper Jaffray - Analyst

PRESENTATION

Tom Gunderson - Piper Jaffray - Analyst

My name is Tom Gunderson. I’m the disorganized medical device analyst sitting in front of you, and we are pleased to have Wright Medical Group here with Julie Tracy and CEO and President Bob Palmisano.

Bob and I — I was telling somebody that it will be interesting to have two old cantankerous guys going — having a chat with each other. We will see how that goes, but there’s some interesting things going on with Wright currently. But where I wanted to start was I haven’t been looking at the story until I found out that we were going to do this conversation. So I’m a big fan of this man.

I think he’s done amazing things, and I trust him to do amazing things in the future. So take this with that praise in front of it. But as far as I can tell, you took a $500 million company that was profitable and turned it into a $300 million revenue company that was unprofitable and then bought a $380 million, some upfront, some in surges product that then has FDA problems, and now we are at a stage where we want to merge it with another $300 million unprofitable company. Where are we in all of this, and what happens next from an investor standpoint?

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

So what is the problem with that?

Tom Gunderson - Piper Jaffray - Analyst

Yes, so what’s the problem?

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

I don’t think that the $500 million company that we took over in 2011 was profitable.

Julie Tracy - Wright Medical Group, Inc. - SVP & Chief Communications Officer

It was not. I was going to say (multiple speakers)

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

It had no hopes of being profitable. So what we decided early on was that we could not compete in the orthorecon space. Big competitors, commodity pricing, number five players, small market share, and we dedicated ourselves to try and find a way out of that business.

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DECEMBER 02, 2014 / 04:00PM GMT, WMGI - Wright Medical Group, Inc. at Piper Jaffray Healthcare Conference

The gem of this business and the reason I joined Wright Medical is I saw that — I felt that it had a chance to be successful as an extremity player. So the first thing — one of the first things we did — don’t forget also is that in 2011, we were under Deferred Prosecution Agreement. So a year to run, which was a very — put us in a very difficult operating mode. So we had to get — exit ourselves from that.

So the two things that I wanted to do right away was, as it comes to Deferred Prosecution Agreement, find a way out of the orthorecon business and then find a way forward in the extremity business. Those were kind of like my focuses going into this.

And the — we were really successful in those things. One of the first things that we did early on was we changed our business model. We went from a distributor sales force to a direct sales force in just our extremity business because we felt that was important to grow that and we executed that in 2012. In 2013, we announced that we were going to divest of the orthorecon business. We found a buyer in MicroPort.

When I joined Wright Medical, my Board said to me, Bob, if you can get $1.00 for that business, you should take it. We got $290 million for that business, which was very helpful to us, and we were able to split apart the business in January of this year. And we became very, very focused on the medical extremities business.

Also, you’re right. We did buy that business that if everything goes according to plan will cost close to $400 million. We bought a preapproval. We felt the science was good. We felt the submission was going to get approved by the FDA about a year ago. It was August of 2013, we got a real setback, a real kick in the gut when the FDA issued a non-approvable letter for that — for their product. It was a breakthrough biologic product.

Undeterred and persistent we persisted. Went through a process of a dispute resolution panel, which morphed into an amendment. We are successful in that. I don’t know how many other companies have ever been successful in that. We weren’t able to find any, but we were successful in that. And then mid-October of this year, we issued an approvable letter on our augment bone graft product pending — and it will be approved pending normal GMP inspections that are going to be taking place in December and January.

So where we are today, I think that we have leading positions in the three largest growth areas of orthopedics. Lower extremity, which was a 8% to 10% growth business, we’re growing about double that. When we conclude the merger with Tornier, we will have a leading position in upper extremity, which is a probably 7% to 9% growth area, and they are growing faster than that. And then we will have the only newly approved PMA biologic product in Augment Bone Graft that we consider a platform technology, which has spurred growth so.

So we are really a very different company than we were three years ago with this orthorecon business. Nonprofitable declining revenues, not focused to being a company that now is being a leading company in three of the fastest-growing areas of orthopedics.

Tom Gunderson - Piper Jaffray - Analyst

Thanks. So when I look at this transformation and then I think back to the most recent company you were at with EB3, they had large revenues, negative operating margins, and over a period of time, with a combination of moves both on gross margin and on operating expenses, you made that 10% — I think operating margin on its way to 15% before Covidien came in and bought it at a premium. Do you feel that with the Wright, you’re at the transformation? You’ve got the pieces in place now, and it’s time to pay attention to the — more attention to the bottom line, or is there more growth transformation that needs —?

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Good question. I think that both things are real important. First of all, I think being a unique company and having mid-double digits growth is really a good thing in terms of the topline. When we were — as we are today without Tornier, about a $300 million-ish kind of company, it was very difficult to have a clear path to having high profitability. I’m talking about 20% EBITDA margins going forward. With the combination, I see us getting there. So we’ve have added another dimension. We have — we will have a company that is a mid-double-digit growth — gross margins in the mid to high 70%s, operating margins approaching 20% —

Julie Tracy - Wright Medical Group, Inc. - SVP & Chief Communications Officer

EBITDA.

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DECEMBER 02, 2014 / 04:00PM GMT, WMGI - Wright Medical Group, Inc. at Piper Jaffray Healthcare Conference

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

EBITDA — excuse me, EBITDA margins approaching 20% in three years after integration. So I think that now we have — we will be able to pay attention to that because we would have the size, the mass that we can do that. As a smaller company, we could become profitable, but we couldn’t become profitable at this rate this fast. So now we have both the high-growth, as well as the profitability going forward.

Tom Gunderson - Piper Jaffray - Analyst

So one of the things that you did with EB3 is you got into higher gross margin products, and gross margin actually went up more than OpEx went down to get where you’re going. I get a sense that — you tell me, I don’t know as much about extremities. I get a sense that pricing pressure may not allow something like that in these days. How do you look at that?

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

That’s not — where we are in a very immature market in extremities, particularly in the lower extremity, is that differentiation and technology really matters. These are not like the orthorecon business that are commodities, and all the products work really well, and so it’s just pricing at this point. There is a big difference.

And so that we don’t feel the pricing pressures at all. We don’t get price push back at all given the state of the technology and the differentiation in the technology. And so our — I still think at some point in time this will come into play, but I think we are years away from that.

So when we talk about gross margins in the mid-to high 70%s, I think that Augment really gets traction; it could even get to 80% and higher. That will drive a lot of the EBITDA margin I’m talking about.

Tom Gunderson - Piper Jaffray - Analyst

Got it. And then talk a little bit about OpEx. It’s one thing to put these things together and say we will have 20% EBITDA in three years, but how do you get there? Is it — what are the recipe components?

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Well, I think that in terms of operating expenses is that — as a result of the deal, there will be — we’ve called out somewhere between $40 million and $45 million in synergies that we (multiple speakers)

Tom Gunderson - Piper Jaffray - Analyst

Is that annual or cumulative in the next three years? Okay.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

It’s cumulative over the next three years. It’s a — what we’re trying to do is preserve the growth profile of the Company and at the same time turning into profitability. We look at it in terms of dissynergies as — in different kinds of buckets, things that are easy and quick, public company expense and those kinds of emerging staff departments, fully utilizing manufacturing facilities. And then more long-term is to getting real (inaudible) in terms of functional synergies.

So I think that that is all very, very doable. And so if we are able to obtain that amount of cumulative synergies, there’s going to be some sales dissynergies that we will have to net out and maintain the margins that we’re talking about as we should be able to get to that 20% EBITDA margin.

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DECEMBER 02, 2014 / 04:00PM GMT, WMGI - Wright Medical Group, Inc. at Piper Jaffray Healthcare Conference

Tom Gunderson - Piper Jaffray - Analyst

So one for me and then I’m going to ask you guys a question, and I want to see a couple hands up at least. But the question for me is just help me understand the world of orthopedic surgeons that are doing extremities. It sounded like — reading the transcript of the call that there’s guys that do upper and there’s guys that do lower, except when I go talk to orthopedics, I talked to guys in groups. And it seems like a sales call to a group, having two different sales guys come in, explain that as —

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

The surgeries are different. The surgeons are different. So you have to make a call through the foot and medical surgeon. You have to make a call to the (inaudible) surgeon. Where it may come together as we develop biologics that may be appropriate to both areas, there is still a lot of work to be done in that area, that you would have (inaudible), but it really is a different sales call. And so —

Tom Gunderson - Piper Jaffray - Analyst

So you would have two new Wright sales guys in the same —

Julie Tracy - Wright Medical Group, Inc. - SVP & Chief Communications Officer

And the same forces are split, so we have a dedicated direct lower foot medical force and then in the upper extremity, so yes.

Tom Gunderson - Piper Jaffray - Analyst

Okay, just curious.

Julie Tracy - Wright Medical Group, Inc. - SVP & Chief Communications Officer

Foot medical sales reps don’t go and call on the guys that are doing shoulders and vice versa.

Tom Gunderson - Piper Jaffray - Analyst

Seems like room for synergy to me.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Well, if you are a doctor, yes, it is. The foot medical surgery is a lot —

Tom Gunderson - Piper Jaffray - Analyst

It’s difficult.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

It’s very difficult and more complex. There are 33 different joints in the foot — in the (multiple speakers)

Tom Gunderson - Piper Jaffray - Analyst

So when you go through 100 good managers and then you need to get — I will be there. Questions from the audience, please.

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DECEMBER 02, 2014 / 04:00PM GMT, WMGI - Wright Medical Group, Inc. at Piper Jaffray Healthcare Conference

QUESTION AND ANSWER

Tom Gunderson - Piper Jaffray - Analyst

Anything on the deal? Anything —

Julie Tracy - Wright Medical Group, Inc. - SVP & Chief Communications Officer

Yes.

Unidentified Audience Member

I know you said the sales forces are calling on different points, but has there been any turnover in either (inaudible)?

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Not in ours. You’ll have to ask Tornier about theirs. Our sales force is mostly direct, so we wouldn’t anticipate turnover there. Their upper extremity business I wouldn’t expect one, but where there may be some and we have accounted for some what we call sales dissynergies is there is some overlap in the lower extremity, and we will have to see how that shakes out. When we went from an indirect or a direct sales force, we did have fallout, and we anticipate some. It is built into our model.

Tom Gunderson - Piper Jaffray - Analyst

Anybody else? I will ask again in a couple minutes. I did get an email, honest. Sometimes I make those up. Yes, this email asks the hard question. Now, that’s basically asking about timing on some of the deal things. Has anything been announced as far as timing, HSR, shareholder meeting, those kinds of things?

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

The only thing that we have really announced is that the proxy should be done in late December. We’re going through the process with the FDC on HSR. They obviously will take a look at this. Once we know where we stand with that, then you schedule the shareholder meeting. So we’re still looking for probably a closing March/April time period. I think that’s the time we feel comfortable it will be closed.

Tom Gunderson - Piper Jaffray - Analyst

Okay.

Unidentified Audience Member

(inaudible - microphone inaccessible)

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

I’m sorry. I can’t hear you. I’m having trouble —

Julie Tracy - Wright Medical Group, Inc. - SVP & Chief Communications Officer

Salesforce productivity at Tornier.

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DECEMBER 02, 2014 / 04:00PM GMT, WMGI - Wright Medical Group, Inc. at Piper Jaffray Healthcare Conference

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

I don’t know if they use that as a metric. When we went from this split from being a distributor organization to directly our first look at when we first went through rectors, we were averaging about $600,000 per rep. The latest core development reported for Q3 is we were at $920,000 per rep and thought that if we can make our guidance for the years, that we should be $1 million per rep at that point.

So that’s where we are, and I don’t think that they measure it — they have that measured. It’s very difficult for the distributor sales force actually to measure, so I doubt if they had that metric.

Julie Tracy - Wright Medical Group, Inc. - SVP & Chief Communications Officer

And that metric that Bob just talked about, that’s for our US direct foot and ankle salesforce.

Unidentified Audience Member

You’re going to call yourselves a pure extremity company. What about the Tornier — the legacy business in Europe (multiple speakers)

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Well, we’re talking about the other large joint business in EMEA. It’s a very small business. It’s less than 10% of the revenues. It’s pretty consolidated in one or two countries. So I don’t think that’s a big deal. That’s something to be determined how we actually deal with that long-term. It makes money. It’s profitable. It’s nothing that’s a thorn in their side. And so I’m resisting the temptation — as I would say, I break out in hives when I think about the orthorecon business, but I think that one is very isolated and is fine the way it is.

Julie Tracy - Wright Medical Group, Inc. - SVP & Chief Communications Officer

And it will be roughly 9% of the combined company’s revenue. So nowhere near like Wright when we divested our hip and knee business, which was over 50% of our revenue.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

And then particularly, if we actually have significant market share, it’s not like a small player in that country. They are a larger player.

Tom Gunderson - Piper Jaffray - Analyst

And just to be clear, because I think you answered it before I asked, but I just want to make sure I heard it right, and that is it is paying for itself today.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Yes.

Tom Gunderson - Piper Jaffray - Analyst

Okay. That one and then this one.

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DECEMBER 02, 2014 / 04:00PM GMT, WMGI - Wright Medical Group, Inc. at Piper Jaffray Healthcare Conference

Unidentified Audience Member

(inaudible - microphone inaccessible)

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Because you have a — the market is toe to ankle, of which —

Julie Tracy - Wright Medical Group, Inc. - SVP & Chief Communications Officer

And stage ankle arthritis.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

It’s ankle — it is everything in the ankle, and we have looked at end-stage arthritis as the market, and they are treated in different ways with various products. As I — you know, the FTC will — is obviously will take a look at that, but I think that when you look at the end-stage arthritis market, total ankle replacement is a very small piece of that. It’s about 10% of that, 10% to 15% of that.

Unidentified Audience Member

(inaudible - microphone inaccessible)

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Well, innovation is always a challenge. This is a unique combination in a way in that we know their management very, very well. Most of them worked for me at one point in their career. And so there’s — I think the integration from a values and trust way will go smooth. They use the same management process that we use. We call it — that’s a very well defined management process. I think that the areas that we always have to be careful about is — I call it — I’ve been through a bunch of these things where I’ve been acquired or I have acquired other things and I use the Hippocratic oath as a guide.

First, do no harm. And where I have seen companies get into trouble is when they try to do too much too fast without knowing all the implications of what they’re doing. Well, I had a great experience with this, ED3. ED3 and Fox Hollow merged just before I got there. The integration went terribly. It went terribly.

I think had they gone a little bit slower and figured things out, it would have gone a lot better. But that’s — so the — we have to resist the temptation to go too fast in some of the softer areas of putting organizations together under single leadership to have done things differently. It might be better to take more time and let these things fully understand what each function does before we slam them together.

So I think that’s the issue. It’s always — as — let’s go fast in the areas that are really obvious. Corrupt public companies, staff functions, those kinds of things, and let’s take time when it really affects or could affect revenues. Don’t do it — don’t do anything that is negatively going to affect revenue, because getting that revenue dollar back is much harder than getting it in the first place. And so we want to be very careful about that, and we will be very careful about that.

Tom Gunderson - Piper Jaffray - Analyst

Can you talk a little bit — I will come back to you. Can you talk a little bit about Augment, and what that market size is, and why when outsiders like me look at the orthopedic biologics, we think of Infuse first and that’s not a pleasant thought right now. It was initially. It was a great product when it first came out, and it got into some marketing issues. What does Augment do, and how do you launch that?

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DECEMBER 02, 2014 / 04:00PM GMT, WMGI - Wright Medical Group, Inc. at Piper Jaffray Healthcare Conference

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Augment doesn’t grow bone anywhere. It really is a very unique product, and what Augment does is that it helps fill the gaps where bones grow together and fill it quickly. So healing takes place quicker, and you have a very close fusion, and it’s — it works both in bones and in soft tissue. So I think it’s a very, very, very unique product, and I think that surgeons are dying to have a product like this. And I think there’s a big pent-up demand for a product like this.

Tom Gunderson - Piper Jaffray - Analyst

Are you ready for pent-up —

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

So we think that it’s probably going to be second quarter or so before the actual approval comes, so we have time. This is going to be sold through our existing foot and ankle salesforce. So start — we have a team of people now working on what the launch is going to be, everything from the training of the reps, training of physicians, supply chain, pricing, everything that you need to do so that if this approval even came quicker than what we are counting on now is that we will be ready.

So I think that we — this is a very interesting time for us is that not only will we will be able to sell products for most of the fusion procedures done by our (inaudible), it gives us entree to other physicians.

Tom Gunderson - Piper Jaffray - Analyst

Right. It opens doors.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

It opens doors for us because doctors are ready, and we will — I assure you, we will take full advantage of that also. So this is about — we calculated as currently constituted with our current — what we think will be the labeling will be about a $300 million opportunity.

If you get into other aspects — for example now, after the finalization of the merger with Tornier, we will have a salesforce in the upper extremity. We can do the clinical work, the FDA work to get approved hopefully in the upper extremity. We have a built-in salesforce for that. We have products that are doing certain studies in terms of an injectable — an easier to use injectable product, as well as a tennis elbow product, that will go through the regulatory process soon.

So I think that we look at this — what we are saying is a $300 million opportunity, we think that is probably — could be a product that is appropriate through markets that are several billions of dollars when we fully use — when you utilize the potential of this as a platform technology.

Tom Gunderson - Piper Jaffray - Analyst

So usually when new products like this come out, you go out, you educate, and it takes a while to get KOLs, etc., etc. But when you say pent-up demand, what we hear is a fast start to something like this.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

I haven’t seen a report out of the team that’s actually developing the launch plan. Personally I think that it will be a fast launch. And very importantly again is it gives us entree to other physicians that currently we don’t do business with, and those are now — we’re applying lists of those folks that we can call on the minute we get approved.

Julie Tracy - Wright Medical Group, Inc. - SVP & Chief Communications Officer

The investigators for Augment were really a who’s who of the foot and ankle area. So we had a very good primary investigator list with a pivotal trial.

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DECEMBER 02, 2014 / 04:00PM GMT, WMGI - Wright Medical Group, Inc. at Piper Jaffray Healthcare Conference

Tom Gunderson - Piper Jaffray - Analyst

And they haven’t had it available to them, or they do?

Julie Tracy - Wright Medical Group, Inc. - SVP & Chief Communications Officer

No, they had it available during the trial but not —

Tom Gunderson - Piper Jaffray - Analyst

And then you took it away. Got it.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

That’s right.

Tom Gunderson - Piper Jaffray - Analyst

Okay.

Unidentified Audience Member

Bob, you talked about the approval, and I think the market has this assumption that’s like a foregone conclusion that you’re going to get it. But can you talk about some of the risks then? Is this like a 483 violation with FDA coming in and inspect the facilities and (multiple speakers)

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Yes, so the — I think — in my opinion, the risk is more one of timing than anything. I think that the inspection process — if they found something they didn’t like that delayed the timing of the approval. We don’t — we are doing everything we can to mitigate any risk. We are doing mock inspections. We have hired outside people to come in, inspect everything, but I do realize that it is the FDA’s job to be thorough and to — if there’s any semblance of an issue is to raise it to us. We may have to mitigate that later on, but we — hopefully we will just fly through this, but you never know.

Unidentified Audience Member

This is your facility, correct? It’s not just —

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

It’s our facility as well as some suppliers’ facilities.

Julie Tracy - Wright Medical Group, Inc. - SVP & Chief Communications Officer

Coil. Not just one facility.

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DECEMBER 02, 2014 / 04:00PM GMT, WMGI - Wright Medical Group, Inc. at Piper Jaffray Healthcare Conference

Unidentified Audience Member

So it’s possible that the FDA could find fault with your facility, but then okay a third party supplier so you might have some —

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

No, because it’s all part of the supply chain.

Unidentified Audience Member

Okay.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

It’s not — we have multiple suppliers of the end product. It’s part of a chain.

Tom Gunderson - Piper Jaffray - Analyst

We need to quit.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Thanks. (multiple speakers) Okay. Thank you. Thanks. Good seeing you again, Tom.

Tom Gunderson - Piper Jaffray - Analyst

Good to see you. Thanks for doing this.

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Note on Non-GAAP Financial Measures

Wright Medical Group, Inc. (“Wright”) and Tornier N.V. (“Tornier”) use non-GAAP financial measures, including EBITDA, as adjusted. Their respective management teams believe that the presentation of these measures provides useful information to investors and that these measures may assist investors in evaluating their respective company’s operations, period over period. EBITDA is calculated by adding back to net income charges for interest, income taxes and depreciation and amortization expenses. While it is not possible to reconcile the adjusted EBITDA forecast in this communication to the nearest metric under U.S. generally accepted accounting principles (GAAP) of the combined business without unreasonable effort, the adjusted EBITDA forecast excludes non-cash stock based compensation expense and non-operating income and expense, as well as the expected impact of such items as transaction and transition costs, impacts from the sale of Wright’s OrthoRecon business and costs associated with distributor conversions and non-competes, all of which may be highly variable, difficult to predict and of a size that could have substantial impact on the combined company’s reported results of operations for a period. Investors should consider these non-GAAP measures only as a supplement to, not as a substitute for or as superior to, measures of financial performance prepared in accordance with GAAP.

Important Additional Information and Where to Find It

In connection with the proposed merger, Tornier plans to file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a joint proxy statement of Wright and Tornier that also constitutes a prospectus of Tornier. Wright and Tornier will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie Tracy, Senior Vice President and Chief Communications Officer by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.

Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 27, 2014 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31, 2014. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 29, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.

Cautionary Note Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Forward-looking statements in this communication include but are not limited to, statements about the benefits of the transaction; potential synergies and cost savings and the timing thereof; future financial and operating results; the expected timing of the completion of the transaction; the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services, the approvable status and anticipated final PMA approval of Wright’s Augment® Bone Graft product, and the positive effects such final approval is anticipated to have on the combined business. Each forward-looking statement contained in this communication is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, uncertainties as to the timing of the transaction; uncertainties as to whether Tornier shareholders and Wright shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, or the terms of such approval; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of Wright’s or Tornier’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Wright and Tornier may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on Wright’s and Tornier’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resources; failure or delay in ultimately obtaining FDA approval of Wright’s Augment® Bone Graft for commercial sale in the United States, and the risks identified under the heading “Risk Factors” in Wright’s Annual Report on Form 10-K, filed with the SEC on February 27, 2014, and Tornier’s Annual Report on Form 10-K, filed with the SEC on February 21, 2014, as well as both companies’ subsequent Quarterly Reports on Form 10-Q and other information filed by each company with the SEC. We caution investors not to place considerable reliance on the forward-looking statements contained in this presentation. You are encouraged to read Wright’s and Tornier’s filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this communication speak only as of the date of this document, and we undertake no obligation to update or revise any of these statements. Our businesses are subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.